Mail Stop 3010

June 23, 2009

Via U.S. Mail and Facsimile 917.591.3412

Mr. Dominick Ragone
Chief Financial Officer of Icahn Enterprises G.P. Inc., the General Partner of Icahn
        Enterprises L.P.
Icahn Enterprises L.P.
767 Fifth Street, Suite 4700
New York, NY 10153

> **Re:**   **Icahn Enterprises L.P.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 1-9516**

Dear Mr. Ragone:

We have reviewed your response letter dated May 13, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

1.   We note your response to prior comments five, seven, and eight. We continue to believe that your disclosures are not in accordance with Rule 5-02 and Rule 5-03 of Regulation S-X. Please amend your Form 10-K as of and for the fiscal year ended December 31, 2008 to comply with Regulation S-X. You may continue to present your financial statements based on significant segments, however the financial statements requested above in accordance with Rule 5-02 and 5-03 *must precede* your financial statements prepared on a segmented basis.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief